11/5

02069117

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Beteiligungs Holdings

*CURRENT ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4977 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 2/3/03

DR. GLADE, KÖNIG und **PARTNER GmbH**
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

82-4977

ARS
12/31/99

Audit Report

of the Annual Financial Statement

of 31.12.1999

and the

Status Report 1999

of

DBH Deutsche Beteiligungs Holding AG

Düsseldorf

CONTENTS

A. Auditing assignment

A resolution was passed on 30.07.1999 by the General Meeting of

DBH Deutsche Beteiligungs Holding AG, Düsseldorf
(hereinafter also called Company or DBH)

whereby we were appointed as auditors for the business year 01.01. to 31.12.1999. The Supervisory Board has commissioned us with the audit of the annual financial statement of 31.12.1999 and the status report and to prepare a written report on the audit.

The Company is a small joint-stock company within the meaning of Art. 267 clause 1 to 3 HGB and a finance holding company in accordance with Art 1, clause 3a KWG. In accordance with our commission, we have carried out a compulsory audit in accordance with Art 316, clause 1 HGB.
The auditor's report has been drawn up in conformity with the IDW auditing standard PS 450.

For carrying out the assignment and for our responsibility, the "Allgemeine Auftragsbedingungen für Wirtschaftsprüfer und Wirschaftsprüfungsgesellschaften" [*General terms and conditions for auditors and audit companies*] are applicable in the version of 01.01.1999.

B. Basic comments

B. Company position

1. Opinion on the assessment of the position by the legal representative

The presentation of the company position in the annual financial statement and in the status report for the business year 1999 by the legal representative is consistent and comprehensible. The annual financial statement and status report have been drawn up presuming that the Company will continue in business. We have not received any

The annual financial statement for the business year 1999 ends with a sum of the balance of DM 6,695,503.88.

It shows a shareholders' capital of DM 5,546,668,83 and a balance-sheet profit of DM 921,668.83 in conformity with the profit and loss account.

The status report is clear and comprehensible; it reflects a fair view of the economic situation of the Company in conformity with the actual circumstances.

We believe the assessments and presentations given by the legal representative in the status report to be thorough and comprehensible. The risks involved for the future development are reasonably dealt with.

2. Facts hindering the development or jeopardising the assets

When carrying out the audit we did not determine any facts that would require reporting on in accordance with Art 321 clause 1, sentence 3 HGB [*commercial code*] that would adversely affect the development to a considerable extent or jeopardise the assets. Neither were any facts apparent after the fixed date for closing that could result in hindering the development or jeopardise the continued existence of the Company.

II. Irregularities

When carrying out the audit we did not determine any irregularities that would require reporting on in accordance with § 321 clause 1, sentence 3 HGB or any infringements of the legal regulations, or any facts that constitute serious infringements of the law and articles by legal representatives or employees .

This applies as regards observing the regulations for accounting including the principles of sound accounting practice and the pertinent standards of the articles of association and in the case of serious infringements by legal representatives, or also for infringements by employees of such legal regulations that do not relate directly to the accounting, but are of importance as regards the risk thereby involved for the Company, the significance of the infringed legal norm and the extent of the breach of confidence.

C. Subject matter, type and extent of the audit

The subject-matter of our audit involved the accounting for the business year 1999, the annual financial statement of 31.12.1999 and the status report for 1999. The Managing Board bears the responsibility for the annual financial statement, the status report and the information made available to us. It is our task to assess these documents and this information within the scope of an obligatory audit. The annual financial statement and the status report audited by us are enclosed with this Auditor's Report in the Enclosure, Nos. 1 to 4.

We have prepared the auditor's report in compliance with the following regulations:

- Articles 316 et seq. HGB and the auditing standards of the Institut der Wirtschaftsprüfer [*Association of Auditors*]
- The accounting regulations of the credit institutions (RechKredV)
- FG 1/1988: Principles for the correct audit of annual financial statements
- EPS 200: Aims and general principles for auditing annual financial statements
- EPS 201: Accounting and auditing principles for auditing annual financial statements
- PS 350: Audit of the status report

- PS 400: Principles for duly granting an auditor's report on annual accounts
- PS 450: Principles on correct reporting for auditor's reports on annual accounts

The initial basis for our audit was the annual financial statement of 31.12.1998, audited by Dr. Zacharias, Dipl.-Kfm Remmer Wirtschaftsprüfungs-Gesellschaft, in Cologne and bearing the unqualified opinion of 16.04.1999, and the status report of 1998.

In the business year 1999, the Company issued depositing certificates ("American Depositary Receipts" ADRs) in co-operation with the Bank of New York and the chief executive, Henry L i t t i g, these certificates being admitted to trading on the unofficial American market.

A total of 460,000 ADRs were issued with a subscribed capital of DM 575,000.-- (28.75 %). DM 2,625,000.-- were thereby transferred to the capital reserves (comp. Enclosure No. 6).

The ADRs are not admitted to official trading in Germany, and thus Article 371 IV HGB (examination of the early-warning system for risks) was not subject-matter of the audit.

The audit of the annual financial statement covered the audit for compliance with correct accounting practice, the annual financial statement comprising the sections for the balance sheet, profit and loss account and enclosure, as well as the status report. The stock-list, the valuation and the disclosure of the items of property and liabilities in accordance with the principles of commercial law were the particular subject-matter of our audit. As is the normal case in the profession, an embezzlement audit did not constitute the subject-matter of our assignment. No grounds for suspecting any dishonesty have arisen during the course of our audit.

The audit on the compliance with legal regulations only constitutes a part of the auditor's report in so far as usual retroactive effects on the annual financial statement or status report thereby occur.
The audit on the extent and adequacy of the insurance coverage was not subject-matter of our assignment.

Within the scope of the annual audit, we have procured information on the business activity and economic situation as well as the controlling structure of the Company. We have examined the correctness of the individual statements contained in the annual financial statement with respect to completeness, availability, exactness of coverage, delimitation (time and material), valuation and disclosure. We have established the extent of our audit according to the organisational and economic circumstances of the Company to be audited, to the importance of the individual subject-matter to be audited, to the probability of errors or infringements of the regulations on accounting and to gaining auditing opinions in a timely and economical manner. Details on the manner and extent of our auditing activity can be seen in our pertinent documentation.

We carried out the assignment during the period of 27.04.2000 to 29.04.2000 in the offices of the Company in Düsseldorf and on the premises of the taxation office of Trautmann in Neuss.

Information was given to us by:
The chief executive, Mr. Henry Littig,
responsible for Finance and Accounting,
Mr. Göbels and the tax consultant, Günther Trautmann,
appointed for preparing the annual financial statement.

All the requested clarification and evidence required for conducting the audit correctly according to our best judgement, was readily supplied by the Managing Board and the aforesaid persons. The Managing Board has assured us by signing a liability certificate, that to the best of its knowledge and belief, it has furnished us the clarifications and evidence in full.

In particular, it has declared to us, that it has informed us of all the assets, liabilities, contingencies, deferrals and accruals that must be entered in the balance sheet, as well as all the expenditures and proceeds, and has provided all the necessary information.

The auditing risk on which our audit is based, consists of the following three partial risks:

- the intrinsic risk in the subject-matter of the audit,
- the risk in the controlling, whereby significant errors or infringements in the case of business transactions or assets are not prevented or detected by the internal controlling system and
- the detection risk, whereby auditing practice fails to enable a significant error to be detected.

In our audit, we have therefore differentiated between the causes of risks, in-house possibilities for eliminating or reducing risks and the auditor's possibilities for detecting errors. Our auditing activity comprises - to a reasonable extent - audits on the sectors of the internal control system relating to the annual financial statement and the status report, in particular with respect to essential changes as opposed to the previous year, as well as detailed examinations of business transactions and the assets in the annual financial statement. For a considerable number of the audited items we have taken random samples according to a specific selection.

All the information in the status report was included in our audit and the plausibility of the prognosis data was examined. We have carried out an overall evaluation of the picture of the position of the Company and its development, conveyed in the status report.

In our audit we have not used any documentation of, or investigations by third parties.

D. Facts and notes on the accounting

I. Accounting and additionally audited documentation

The business transactions of the Company were recorded and prepared (31.12.1999) in the Finance Accounting by the taxation office Trautmann using the DATEV eG System. Apart from the impersonal accounts no other personal accounts exist for debtors and creditors.

The bookkeeping of investments and the payroll accounting (wages and salaries) are similarly managed by the taxation office Trautmann. The cash-book is managed manually.

The breakdown of the chart of accounts is sufficient and corresponds to the requirements of the Company; however, it does not contain any breakdown in conformity with RechKredV. The books of the Company are managed according to proper accounting practice, the voucher bookkeeping is orderly, the receipts have been sufficiently documented and filed in an orderly manner.
All the business transactions are recorded fully, consecutively and timely. All the requested evidence of inventory and further documentation could be produced.

The balance sheet on 31.12.1998 is brought forward in the books of the Company thereby ensuring the continuity of the balance-sheet in accordance with Art. 252, clause 1, No. 1 HGB.

According to our examination, the accounting conforms with the legal regulations, including the principles of sound accounting practice and the supplementary terms of the articles of association. The information gained from further audited documentation conveys a proper picture of the accounting and annual financial statement, as well as the status report.

II. Annual financial statement

1. Compliance of the annual financial statement with the regulations

The annual financial statement of 31.12.1999 presented to us for auditing could be duly derived and developed from the books and other Company records.
The assets and liabilities have been entered and evaluated in conformity with the legal regulations according to the principle of business continuation. In the regulations for entry, disclosure and evaluation shown in the following, particular compliance was made to the principle of continuity in accordance with Art. 252, clause 1, No. 6 HGB.

The annual financial statement was prepared in compliance with Articles 242 et seq., 264 et seq. and 340 et seq. HGB. The breakdown of the balance sheet was as shown in Form 1 (RechKredV), the profit and loss account as in Form 3 (RechKredV).

The Enclosure contains the necessary information and classification with respect to the disclosure, breakdown and evaluation of the individual items in the balance sheet and the profit and loss account. The remaining obligatory information conforms with the legal regulations. For the reporting in the Enclosure, use was made of the protective clauses in conformity with Art. 286 HGB as regards the remuneration of the Managing Board. There are no specific circumstances causing the annual statement not to convey a fair picture of the Company's financial situation and situation of earnings and profits for reflecting the actual circumstances, and which are subject to being stated in accordance with Art. 264, clause 2, sentence 2 HGB.

The annual financial statement of 31.12.1998 was certified by Dr. Zaharias - Dipl.-Kfm. Demmer Wirtschaftsprüfungs-Gesellschaft, Cologne, bearing the unqualified opinion of 18.04.1999.

The Managing Board and Supervisory Board adopted the annual financial statement on 28.05.1999.

The reports and accounts of the Managing Board and Supervisory Board were accepted. The disclosure of the annual financial statement of the previous year at the Registry Court was announced in the Bundesanzeiger (Federal Gazette) No. 127 of 13.07.1999, p. 6116.

2. Breakdown and notes on the items in the annual financial statement

For a better understanding of the Company's financial situation, its situation of earnings and profits and its development, we herewith present the following overviews of the balance-sheet structure on the financial situation, and an analysis of the profit and loss account on the earnings and profits situation.

Economic circumstances

1. Presentation of the financial situation

	31.12.1999 in TDM (DM in thousands)	As a %age of the balance-sheet sum	31.12.1998 in TDM (DM in thousands)	As a %age of the balance-sheet sum
Cash reserve and bank balance	187.5	2.8	2,099.1	44.7
Holdings	2,364.0	35.3	1,525.0	32.4
Other financial fixed assets	1,409.0	21.0	602.5	12.8
Receivables from connected enterprises	2,588.6	38.7	230.5	4.9
Other assets	146.4	2.2	228.0	4.8
Deferred items	0.0	0.0	20.0	0.4
Total	6,695.5 =======	100.0 =======	4,705.1 =======	100.0 =======
Liabilities, current	75.1	1.1	3,203.6	68.1
Long-term reserves	4.7	0.1	2.3	0.0
Short-term reserves	1,069.0	16.0	19.0	0.4
Stockholders' equity	5,546.7	82.8	1,480.2	31.5
	6,695.5 =======	100.0 =======	4,705.1 =======	100.0 =======

The stockholders' equity quota has increased due to the capital increase and balance-sheet profit from 31.5% to 82.8%. The stockholders' equity has increased to an

2. Presentation of the situation of earnings and profits

	1999 in TDM (DM in thousands)	as a %age of the financial result	1998 in TDM (DM in thousands)	as a %age of the financial result
Proceeds in interest	6.4	0.3	19.3	4.0
Interest expenditure	- 1.3	- 0.1	0.0	0.0
Interest result	5.1	0.2	19.3	4.0
Profit transfer earnings	2,328.7	98.2	327.1	67.2
Earnings from capital participation	37.3	1.6	140.2	28.8
Financial result	2,371.1	100.0	486.6	100.0
Personnel costs	- 45.7	- 1.9	- 15.8	- 3.2
Other administration costs:	- 102.2	- 4.4	- 45.6	- 9.5
Other expenses	- 93.7	- 4.0	0.0	0.0
Operative result	2,129.5	89.7	425.2	87.3
Exceptional expenses	0.0	- 0.1	- 570.0	- 117.2
Tax on proceeds	- 1,063.0	- 44.8	0.0	0.0
Annual surplus/deficit	1,066.5 =======	44.8 ======	- 144.8 =======	- 29.9 =======

The situation of earnings and profits, with almost fixed administration costs, depends mainly on the result of the subsidiary and is defined as good in the business year.

3. Liquid position

a) Liquid status

	31.12.1999		31.12.1998	
	in TDM (DM in thousands)	as a %-age	in TDM (DM in thousands)	as a %-age
With short-term debts (other liabilities, short-term reserves) of	- 1,144.1	100.0	- 3,222.6	100.0
and tier I liquid funds (cash assets, cash in banks, securities accounts) of	1,596.5	139.5	2,701.6	83.8
a surplus cover (+)/non-sufficient cover (-) exists of	452.4	+ 39.5	- 521.0	- 16.2
If tier II liquid funds are included (receivables including associated companies) of	[illegible]	[illegible]	[illegible]	[illegible]

b) Cash-flow Analvsis

	1999	1999
	DM	DM
Annual surplus/deficit	1.066.502	- 144.833
± Provision for pension reserve	2.373	2,285
Cash flow	1.068.875	-142.548

The liquidity situation is good for 31.12.1999. Due to the positive prospects of earnings, the Company does not expect any risks to liquidity that would jeopardise the assets.

Supplementary to the legally required breakdown and notes, detailed breakdowns and notes on the individual items in the balance sheet and the profit and loss account are given in Enclosure No. 7 of the Auditor's Report.

Accounting, evaluation and disclosure principles

The financial assets have been stated with their procurement costs minus the necessary depreciation.

Receivables and other assets are stated at procurement costs, liquid assets at nominal value.

All the reserves are valued at the amount required according to sound business judgement. As far as could be assessed at the time of our audit, all the apparent, uncertain obligations and risks are taken into account.

Liabilities are entered at the repayable amount.

In the profit and loss account, the expenditures and proceeds have been fully recorded, are categorised for specific periods of time and with their appropriate breakdown. In the year under review no exceptional expenses occurred

3. Final overview of the annual financial statement

In conformity with the principles of sound accounting practice, the annual financial statement conveys in its overall picture, gained collectively from the balance sheet, profit and loss account and appendix, a fair picture of the actual status of the Company's financial situation and situation of earnings and profits. For our detailed assessment we make reference to our notes made for the purposes of the breakdown and explanation on the items in the annual financial statement, and also to Appendix No. 7 of this auditor's report.

III. Status report

We have audited the status report drawn up by the Managing Board. It appears to be in agreement with the annual financial statement and the knowledge gained in the course of our audit, and is enclosed as Appendix No. 4. The status report conveys as a whole a fair picture of the position of the Company.

The status report contains all the legally required data and conveys a picture of the probable development according to the actual circumstances.
The main risks of the future development have been presented appropriately.
According to our knowledge, no incidents of particular significance have occurred since the balance-sheet date.

E. Auditor's opinion

Our auditor's opinion is as follows:

We have audited the annual financial statement, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of 01.01. to 31.12.1999. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations on commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the annual statement, thereby including the accounting and the report on the situation of the Company.

We have carried out our audit of the annual financial statement in compliance with the principles of sound auditing practice determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the picture of the assets, the financial situation and the situation of the earnings and profits conveyed by the annual financial statement in compliance with the principles of sound accounting practice and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the business activity and the economic and legal situation of the Company, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, in the annual financial statement and in the status report of the Company are mainly assessed by sample checking. The audit comprises the assessment of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the annual financial statement and the status report on the Company. We are of the opinion, that our audit constitutes a sufficiently sound basis for our judgement.

Our audit has not given rise to any objections.

It is our conviction that the annual financial statement conveys a fair picture of the assets, financial situation and situation of the earnings and profits of the Company in conformity with the principles of sound accounting. The status report on the Company conveys an overall fair view of the position of the Company and presents the risks of its future development in an appropriate manner.

N e u s s , 07.05.2000

Dr. Glade, König und Partner GmbH Qualified
Auditors Tax consultants

(Signature)
(Dr. Hans-Joachim Glade)
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH
Qualified Auditors Tax consultants
Neuss

Form 1

Annual Financial Statements for year ended 31/12/1999

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

	Assets	GDM	31.12.1999 GDM	31.12.1998 GDM in thousands
1	Cash reserves			
	a) cash assets	0.00		0.0
	b) central bank balances	0.00		0.0
	hereof with Deutsche Bundesbank GDM 0.0			
	c) postal giro account balances	0.00		0.0
			0.00	0.0
2	Public sector debt instruments and bills of exchange accepted for refinancing by central banks			
	a) treasury bills and treasury discount notes or similar public sector instruments, hereof with Deutsche Bundesbank re-financeable GDM 0.0	0.00		0.0
	b) bills of exchange	0.00		0.0
	hereof with Deutsche Bundesbank re-financeable GDM 0.0		0.00	0.0
3	Receivables from banks			
	a) due daily	187,532.17		0.0
	b) other receivables	0.00		2,099.1
			187,532.17	2,099.1
4	Receivables from clients			
	hereof: secured by a charge over property GDM 0.0, public sector loans GDM 0.0		0.00	0.0
5	Bonds and other fixed income securities			
	a) money market securities			
	aa) from public sector issuers hereof qualifying as security at the Deutsche Bundesbank GDM 0.00	0.00		0.0
	ab) from other issues hereof qualifying as security at the Deutsche Bundesbank GDM 0.00	0.00 0.00		0.0 0.0
	b) loans and bonds			
	ba) from public sector issuers hereof qualifying as security at the Deutsche Bundesbank GDM 0.00	0.00		0.0
	bb) from other issuers hereof qualifying as security at the Deutsche Bundesbank GDM 0.00	0.00		0.0
	c) own bonds: nominal amount GDM 0.00	0.00		0.0
			0.00	0.0
6	Shares and other non-fixed-income securities		1,409,012.04	602.5
7	Investments hereof in financial institutions GDM 0.0 in financial services companies GDM 0.0		0.00	0.0
8	Investments in subsidiaries hereof in financial institutions GDM 0.0 in financial services companies GDM 1,963,957.51 (Prev. year DM 1,525.-- DM in thousands)		2,363,957.51	1,525.0
9	Trust assets hereof trustee loans GDM 0.0		0.00	0.0
10	Equalisation claims against the public sector including bonds from		0.00	0.0
11	Intangible assets		0.00	0.0

Form 1

Annual Financial Statements for year ended 31.12.1999

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

	Liabilities	GDM	31.12.1999 GDM	31.12.1998 GDM in thousands
1	Loans from banks			
	a) due daily	0.00		0.0
	b) with agreed period of notice or validity	0.00		0.0
			0.00	0.0
2	Liabilities to clients			
	a) savings deposits			
	aa) with agreed period of notice of 3 months	0.00		0.0
	ab) with agreed period of notice of more than 3 months	0.00		0.0
		0.00		0.0
	b) other liabilities			
	ba) due daily	0.00		0.0
	bb) with agreed period of notice or validity	0.00		0.0
			0.00	0.0
3	Certified liabilities			
	a) issued bonds	0.00		0.0
	b) other issued liabilities	0.00		0.0
	hereof money market securities GDM 0.0		0.00	0.0
	own acceptances and bank promissory notes outstanding GDM 0.00			
4	Trust liabilities Hereof trustee loans GDM 0.0		0.00	0.0
5	Other liabilities		75,135.05	3,203.6
6	Prepaid expenses		0.00	0.0
7	Accruals			
	a) accruals for pensions plans and similar commitments	4,658.00		2.3
	b) accruals for taxes	1,039,042.00		0.0
	c) other accrued liabilities	30,000.00		19.0
			1,073,700.00	21.3
8	Special items with contingency share		0.00	0.0
9	Secondary liabilities		0.00	0.0
10	Profit sharing rights outstanding Hereof : due within the next 2 years GDM 0.0		0.00	0.0
11	Funds for general banking risks		0.00	0.0
12	Shareholders' equity			
	a) capital stock	2,000,000.00		1,625.0
	b) additional paid-in capital	2,625,000.00		0.0
	c) retained earnings ca) legal reserve cb) own holdings reserve (holdings in parent company)	0.00 0.00		0.0 0.0
	cc) statutory reserves	0.00		0.0
	cd) other reserves	0.00		0.0
		0.00		0.0
	d) net income/net loss for the year	921,668.83		-144.8
			5,546,668.83	1,480.2
	Total liability		**6,695,503.88**	**4,705.1**
1	Contingent liabilities			
	a) contingent liabilities from transferred			
	discounted bills of exchange	0.00		0.0
	b) liabilities from guarantee commitments and			
	warrantee agreements	0.00		0.0
	c) liabilities from collateral for third party liabilities	0.00		0.0
			0.00	0.0

DR. GLADE, KÖNIG und PARTNER GmbH
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Annual Financial Statements for year ended 31/12/20001999
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Form 3 Appendix 2 Page 1

	Profit and loss account	GDM	31/12/2000 GDM	31/12/1999 GDM in thous.
1	Interest income from			
	a) lending and money market business	6,452.03		19.3
	b) fixed interest and book entry securities	0.00		0.0
			6,452.03	19.3
2	Interest expenditure		1,323.43	0.0
3	Current income from			
	a) shares and other non-fixed income securities	37,340.80		0.0
	b) investments	0.00		140.2
	c) investments in connected enterprises	0.00		0.0
			37,340.80	140.2
4	Income from profit pools, profit transfer or partial profit transfer agreements		2,328,696.62	327.1
5	Commission income	0.00		0.0
6	*Commission expenditure*	0.00		0.0
			0.00	0.0
7	Financial operations: net income or net expenditure			
	a) income from financial operations	0.00		0.0
	b) financial operations expenditure	0.00		0.0
			0.00	0.0
8	Other business operations		0.00	0.0
9	Special items with contingency share		0.00	0.0
10	General administration costs			
	a) personnel costs			
	aa) wages and salaries	43,330.20		13.5
	ab) statutory social welfare contributions and expenses for optional support payments and pension plans	2,373.00		2.3
	hereof for pensions plans DM 2,373.-- (previous year TDM 2.3)	45,703.20		15.8
	b) other administration costs	102,192.28		45.6
			147,895.48	61.4
11	Depreciation and value adjustments of intangible and tangible assets		0.00	0.0
12	Other expenditure for business operations		93,710.46	570.0
13	Depreciation and value adjustments of receivables and certain securities, and transfer to accruals of lending operations	0.00		0.0
14	Income from appreciation of receivables and certain securities, and writing back provisions in lending operations	0.00		0.0
			0.00	0.0
15	Depreciation and value adjustment of investments, investments in connected companies and securities treated as fixed assets	0.0		0.0
16	Income from appreciation of investments, investments in subsidiaries and securities treated as fixed assets	0.00		0.0
			0.00	0.0
17	Expenditure from loss take-over		0.00	0.0
18	Transfer to special items with contingency share		0.00	0.0
19	Income from ordinary activities before income taxes		2,129,560.08	- 144.80
20	Extraordinary income	0.00		0.0
21	Extraordinary expenses	0.00		0.0
22	Extraordinary items before tax		0.00	0.0
23	Taxes on income from ordinary activities	1,063,058.05		0.0
24	Other taxes unless stated in item 12	0.00		0.0
			1,063,058.05	0.0
25	Transferred profits arising from profit pools in accordance with a profit or partial profit transferring agreement		0.00	0.0
26	Net income		1,066,502.03	- 144.8

31	Net income for the year		921,668.83	- 144.8

(Enclosure No. 3)

Enclosure for the Business Year 1999

Accounting, evaluation principles

The Company is a financial holding company in conformity with Art 1 clause 3a Kreditwesengesetz. It is subject to the regulations on accounting in accordance with the statutory accounting requirements for banks and financial service companies (RechKredV). For this reason, the Company has to prepare its annual financial statements based on Forms 1 and 3 RechKredV and not pursuant to Art. 266 HGB and Art. 275 HGB.

Receivables from banks are stated at nominal value.

Assets were valued at nominal amounts.

Shares and other non-fixed-income securities were valued at the lower of cost or market price. Other liabilities are reported at the repayable amount.

The reserves are set at a level that gives full consideration to possible risks.

Currency conversions in the assets section were made according to the lower of cost or market price and in the liabilities section according to the highest valuation.

Notes on the balance sheet

The other receivables from banks are receivables that fall completely to the bank balance at the Commerzbank Aktiengesellschaft, Düsseldorf.

The shares and other non-fixed-income securities refer exclusively to Commerzbank Money MKT FD D-Mark shares O.N. [*of no par-value*]: (139 shares at a fixed-day value of TDM 1,302.8 (DM in thousands)).

The investments in connected enterprises:

100 % participation in HPM GmbH at a value of	DM 1,963,957.51
and	
80 % participation in Vision@Technologie AG, Düsseldorf, of	DM 400,000.--
	DM 2,363,957.51

Any other assets refer to receivables etc. to the amount of DM 2,588,607.43 from HPM Portfolio Management GmbH, Düsseldorf (formerly Hermes Portfolio Management GmbH) as well as minority shareholders of DM 38,686.77.

Notes on the profit and loss account

The income was mainly achieved from the profit transfer from the subsidiary HPM Portfolio Management GmbH, Düsseldorf.

The other administration costs mainly include costs for personnel, rental, maintenance, advertising and services.

Any other operating costs refer mainly to costs related to the stock exchange.

Other details

Chief executive:	Henry Littig, business man, Erkrath (detail does not apply in accordance with Art. 285, No. 9, Art 286 clause 4 HGB)
Supervisory board:	Daniel Hoenings, Chairman salary 1999 DM 2,000.00, receiving additionally for consultancy activity a remuneration amounting to DM 50,000.-- plus VAT. Dr. Ingrid Siegmund-Rux, Deputy Chairman (salary 1999 DM 1,500,--) Günther Trautmann (salary 1999 DM 1,500,--)

Suggestion for appropriation of profit	After consultation with the Supervisory Board, the chief executive has proposed to carry the balance-sheet profit of DM 921,668.83 forward, composed of the debt balance carried forward of DM 144,833.20 and an annual surplus of DM 1,066,502.03, to the new account.

Düsseldorf, 03.05.2000

(DBH Deutsche Beteiligungs Holding AG) (Henry Littig)

Enclosure No. 4

Status report on the balance-sheet of 31.12.1999

1. Overview

DBH Deutsche Beteiligungs Holding AG, Düsseldorf holds at present as a pure holding, 100 % of the shares of HPM Portfolio Management GmbH and 54 % of Vision@Technologie AG, both in Düsseldorf. They are therefore not making their own turnover at present. It comes from the subsidiaries. At present they only consist of HPM Portfolio Management GmbH as a 100 % subsidiary.

2. Risks for the future development

The main risks are entirely due to the shareholdings and include the following:

2.1. Internal risk: Investment in HPM GmbH

2.1.1. Dependence on markets and competition

The 100% subsidiary, HPM GmbH represents at present the most important active branch of DBH AG. Its market is divided into two parts: The first market (FRG), where HPM GmbH acquires its customers and the second market (USA), where the customers of HPM GmbH are active. HPM GmbH has a strong dependence on both markets. Should, for example, a drastic deterioration in the economic situation develop in Germany as a whole, or should a general dislike for US securities trading develop, or if the general legal conditions for financial service enterprises in general, or in particular for HPM GmbH, develop unfavourably in the future in view of the KWG amendment, or if the competitive situation

becomes fiercer, the HPM GmbH could experience a negative influence on its turnover and earnings position. On the second of HPM GmbH's markets, the company is essentially dependent on the entire global stock-exchange situation in general, and the US stock market in particular. Although HPM GmbH offers concepts which also allow it to take advantage of falling market values, this does not mean that the interest in HPM GmbH products can also automatically be sustained during a slump.
Furthermore, the development of exchange rates on the foreign exchange markets in general, and the change in the DM/EURO-Dollar parity in particular, can lead to a decline in interest in the HPM GmbH products.

2.1.2. Dependence on third persons

Any company such as DBH AG, which demands wide expertise and the intensive personal commitment of its employees, is highly dependent on the existing personnel, the personnel to be newly recruited, and also the personnel at its subsidiaries. A partial or even total loss of some personnel can only be compensated for at high additional cost, or it would suffer at least from a short-term deterioration in quality.
A termination of contract between HPM GmbH and Pershing Inc., for whatever reason, would most probably, at least in the short-term, result in an increase in labour and costs, leading to a possible deterioration in the earnings position. If, after such a termination of contract, it should prove impossible to find another US depository bank for co-operation, the continued existence of the US business, and thus the business core of HPM GmbH might even be in danger.

2.1.3. Dependence on the products/concepts/press/data

The success of HPM GmbH is dependent on the success of its products/concepts. The present success on the market depends essentially on the innovative features of the HPM GmbH products. If HPM GmbH manages to launch innovative concepts on the market again in future, the company success of HPM GmbH can be secured, or expanded. The success of HPM GmbH therefore depends in particular on the pooled know-how as well as the experience of its employees and cannot be judged on the merits of its material values. If in future, other companies were to copy the products/concepts of HPM GmbH and compete directly with HPM GmbH, the company's development could suffer. Furthermore, a company such as HPM GmbH is judged first and foremost by the monetary performance of its customers. If HPM GmbH were to be unsuccessful in satisfying its customers in the future, this would most likely have a negative effect on future business development. Businesses like HPM GmbH are highly dependent on press releases. Although the press reports on HPM GmbH have, until now (the majority), been positive, a justified, or unjustified negative press release can have a considerably negative effect on business developments. Furthermore, a loss of customer data, for example, to competitive companies or an erroneous stock-exchange data transfer can have detrimental effects on the development of HPM GmbH.

1.2.2. Internal risk: Holding
Vision@Technologie AG

2.2.1. Dependence on markets and competition

The success of the 54% subsidiary Vision@Technologie AG is highly dependent on the development of emerging markets. The particular key-client strategy of the main products of Vision@Technologie AG lies in linking the Offline and Online (Internet) computer worlds.

The MiniROM acts at present as the data carrier. Both the future acceptance of the Internet medium and the readiness of companies to use the MiniROM as a link between the Offline and Online world, have an influence on the prospects of Vision@Technologie AG.

The structures of the market environment are changing daily and any forecast made on future development tends to be uncertain. Technical progress could provide media and applications that adversely affect the markets and products of Vision@Technologie AG. In addition, a lack of acceptance of Vision@Technologie AG products might also be caused by a change in the demand attitudes of potential customers.

2.2.2. Dependence on third persons

Vision@Technologie AG has woven a tight net of contracts necessary for the frictionless functioning of a successful business. A high degree of commitment is demanded both of the employees of Vision@Technologie AG and its contract partners, as well as flexible teamwork due to the high degree of innovation of the product. The loss of a party would therefore lead to irregularities in the service and thereby, in the worst case, a drop in turnover.

The present business activity of Vision@Technologie AG, i.e. the sale of the MiniROM, is secured by a sole agency agreement for the German-speaking territory with GMS-softmed SCRIS. A termination of the agreement, for reasons whatsoever, would deprive Vision@Technologie AG, at least short-term, of its basis for business activity and with high probability, it would adversely affect its earnings ability. Should it prove impossible to find a new partner or co-operation after terminating the sole agency agreement, continuation of the business, and thus the operational core of Vision@Technologie AG would then even be endangered.

2.2.3. Dependency on products and patents

The success of Vision@Technologie AG is dependent on the success of its products. The market success depends essentially on the innovative features of Vision@Technologie AG and its fast marketing. If Vision@Technologie AG is also successful at launching innovative concepts on the market in future, business success for Vision@Technologie AG, can be ensured, or expanded. The success of Vision@Technologie AG is therefore particularly dependent on the pooled know-how and experience of its personnel and cannot be judged on the merits of its material values. If in future, other companies should imitate the products of Vision@Technologie AG and enter into direct competition with Vision@Technologie AG, the Company's development could suffer.

Both a delay in a market launch, the expenses for legal proceedings as well as lost market shares, could have an adverse effect on the income of Vision@Technologie AG, or at the worst, even render it impossible for it to continue its business activities.

3. Business development

a) Income development

The DBH makes its profit mainly from the profit transfer payment TDM 2,329 (DM in thousands) of its subsidiary HPM Portfolio Management GmbH in conformity with the affiliation agreement.

After deducting the tax expenditure of TDM 1,063 (DM in thousands) and operational expenses, a profit after tax (annual financial statement) of TDM 1,067 (DM in thousands) remains.

The balance-sheet profit of TDM 922 (DM in thousands) is brought forward to the next year.

b) Investment and financing sector

The main investment in the preceding business year was the purchase of 80% of Vision@Technologie AG at TDM 400 (DM in thousands) against cash, of which about 24% are placed on the capital market.

c) Important events during the business year

In March 1999 the stated capital was increased by the principal shareholder from DM 1,625 million to DM 2 million for strengthening its own resources.

4. Status of the Company

In the meantime, the issue of shares (ADR program) of the subsidiary Vision@Technologie AG has been successfully completed. At present, a second capital increase of nominal DM 300,000.-- is being placed on the open market.

The Company will continue to participate in companies with a promising future and has therefore participated in founding the Internet enterprise, ekip.de AG, Düsseldorf (80%).

Düsseldorf, 03.05.2000
DBH Deutsche Beteiligungs Holding AG
Managing Board)

Enclosure No. 5

Auditor's Opinion

We have audited the annual financial statement, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of 01.01. to 31.12.1999. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations on commercial law and the supplementary regulations in the articles of association. On the basis of the audit we have carried out, it is our task to form an opinion on the annual financial statement, thereby including the accounting and the report on the status of the Company.

We have carried out our audit of the annual financial statement in compliance with the principles laid down by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the picture of the assets, financial situation and the situation of earnings and profits, conveyed by the annual financial statement in compliance with the principles of sound accounting practice and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the business activity and the economic and legal situation of the Company, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, in the annual financial statement and in the status report of the Company are mainly assessed by sample checking. The audit comprises the assessment of the accounting principles applied and the main assessments of the legal representatives as well as the appraisal of the overall presentation of the annual financial statement and the status report of the Company. We are of the opinion, that our audit constitutes a sufficient basis for our judgement.

Our audit has not given rise to any objections.

It is our conviction that the annual financial statement conveys a fair picture of the assets, financial situation and situation of the earnings and profit of the Company, in conformity with the principles of sound accounting. The status report of the Company conveys as a whole, a fair view of the position of the Company and presents the risks for its future development in an appropriate manner.

N e u s s , 07.05.2000

Dr. Glade, König und Partner GmbH
Qualified Auditors
Tax Consultants

(Signature)
(Dr. Hans-Joachim Glade)
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH
Qualified Auditors Tax consultants
Neuss

Enclosure No. 6

Legal circumstances

Name of the Company:	DBH Deutsche Beteiligungs Holding AG
Legal form:	Aktiengesellschaft (joint-stock company)
Principal place of business:	Düsseldorf
Foundation:	9th July, 1998 by the Notary, Dr. Stefan Zimmermann, Cologne (The Notary's Register No. Z 2286 for 1998)
Commercial Register:	Amtsgericht [*Local Court*] Düsseldorf HR B 36342 The foundation was registered on 21st August, 1998.
Subject-matter of the enterprise:	Participation in other enterprises and connected businesses, especially the take-over of the stock and operation of HERMES Portfolio Management GmbH (now HPM Portfolio Management GmbH) in Düsseldorf-Garath. The Company is authorised to carry out any transactions promoting the purpose of the Company and those relating to it, and in particular, to take over other enterprises of the same or similar kind, to participate in such enterprises and to set up branches.
Articles of association:	Original version of 9th July, 1998 (Notary, Dr. Stefan Zimmermann, Cologne, (The Notary's Register No. Z 2286/1998, revised on 22.03.2000 (Notary, Dr. Stefan Zimmermann, Cologne, (The Notary's Register No. Z 974/2000).
Stated capital:	The Company was founded on 9th July, 1998 with a stated capital of DM 100,000.-- . It is divided into 20,000 shares made out to the holder of DM 5.-- each. The shares were issued at the par value. The stated capital was paid in on 16th July, 1998.

On 13th October, 1998 the extraordinary General Meeting passed a resolution to increase the stated capital by DM 1,525,000.-- to DM 1,625,000.-- by issuing 305,000 shares made out to the holder at a par value of DM 5.-- each. The share capital was increased as an investment in kind as contribution in kind by contributing the 100 % share in HERMES Portfolio Management GmbH (HPM) at a par value of DM 50,000.-- . The valuation of the investment in kind is substantiated by the valuation report by the Qualified Auditors, Dr. Glade, König und Partner GmbH, Neuss of 6th August 1998. The resolution passed by the General Meeting and the performance of the capital increase was registered on 9th November 1998 in the Commercial Register.

On 21st January, 1999 a resolution was passed for increasing the stated capital by DM 375,000.-- to DM 2,000,000.--. The 75,000 shares, made out to the holder at a par value of DM 5.--, were paid in cash.

On 22nd March, 2000 the Managing Board was authorised to carry out a further capital increase of DM 1,000,000,-- to DM 3,000,000.-- by issuing new bearer shares at a par value of DM 5.-- each, by 31.12.2001 at the latest.

Capital reserves:

Due to depositing certificates ("American Depository Receipts" ADRs) being issued by "The Bank of New York", a premium amounting to DM 2,625,000.-- was transferred to the capital reserves. It is calculated as follows:

Capital increase on 21.01.1999:	DM	375,000.--
Bearer shares issued (each DM 5.--)	each	75,000
One share is equivalent to 4 ADRs, Total ADRs	ADRs	300,000

Issue price per ADR = DM 10.-- ,

Issue volume	DM	3,000,000.--
./. Capital increase amount minus	DM	375,000.--
Capital reserve	DM	2,625,000.--

Shareholders:

On 31st December, 1999 the founder, Mr. Henry Littig, Düsseldorf, holds 285,000 bearer shares at a par value of DM 5.-- each (DM 1,425,000.--).
The depositor of the ADRs, The Bank of New York, holds 115,000 bearer shares at a par value of DM 5.-- (DM 575,000.--).

Managing Board:	The chief executive is Mr. Henry Littig, Düsseldorf. Mr. Littig is exempt from the restrictions of Art. 181 BGB.
Associated companies:	Participation in the registered capital of EUR 250,000.-- of **HPM Portfolio Management GmbH** to 100 % that carried out a capital increase in 1999.
	On 30th December a direct control contract and an agreement on the transfer of profits (agreement between interlocking companies) was concluded with the associated company which was already been valid according to commercial law in 1998. The conclusion of the contract was entered in the Commercial register on 2nd February, 1999.
	Participation (founder company) in the Vision@Technologie AG, Düsseldorf, with EUR 284,000.-- (284,000 individual share certificates of EUR 1,--), totalling 80 % of the stated capital. On 31.12.1999 DM 400,000.-- were transferred by DBH AG to the stated capital, including the capital reserve.

Enclosure No. 7

EXPLANATORY NOTES

Â Notes on the annual financial statement of 31.12.1999 (Form 1)

The consecutive numbers of the balance-sheet items correspond with the breakdown in Form 1.

ASSETS

3. Receivables from banks DM 187,532.17
(31.12.1998: DM 2,099,102.58)

- Commerzbank AG, Düsseldorf, A/C 490470200 -

Taking the identified, temporal booking differences into account, the balance agrees with the account rendered by the bank of 31st December, 1999.

6. Shares and other non-fixed-income securities DM 1,409,012.04
(31.12.1998: DM 602,485.44)

Concerned are 139 Commerzbank Money MKT FD D-Mark shares O.N. [*of no par value*]

The valuation is proven by the statement of deposit of the Commerzbank AG, Düsseldorf, of 31.12.1999.

The interest income is shown under the current income from shares and other non-fixed-income securities (Form 3, 3a).

8.	Investments in connected enterprises		DM 2,363,957.51
		(31.12.1998:	DM 1,525,000.--)
	hereof in financial institutions:		
	DM 1,963,957.51		
	(Prev. year DM 1,525,000.--)		
	a) HPM Portfolio Management GmbH (formerly Hermes Portfolio Management GmbH		
		Composed of:	
	Value of investment in kind of the 100% share		DM 1,525,000.--
	Capital increase	EURO	
	Capital until now	25,564.59	
	Capital increase	224,435.41	DM 438,957.51
		250,000.--	
			DM 1,963,957.51
	b) Vision@Technologie AG		
	80 % foundation participation		DM 400,000.00
	Value on 31.12.1999		DM 2,363,957.51
15.	Other assets		DM 2,735,002.16
	(31.12.1998:	DM 458,466.62)	
		Composed of:	
	Receivables from HERMES Portfolio		
	Management GmbH (HPM)		
	(from profit transfer payment and		
	settlement)		DM 2,588,607.43
	Receivables from ADR program		DM 38,686.77
	Turnover tax claim		DM 107,707.96
	Value on 31.12.1999		DM 2,735,002.16

LIABILITIES

5.	Other liabilities		DM 75,135.05
		(31.12.1998:	DM 3,203,602.84)
		Composed of:	
	Liabilities from salary accounts		DM 28,028.12
	Liabilities to HERMES Portfolio Management GmbH from current clearing		DM 12,500.--
	Advance		DM 10,000.--
	Annual audit 1999, etc.		DM 7,888.--
	Supervisory board remuneration 1998 and 1999		DM 7,500.--
	Tax consultancy		DM 5,679.80
	Taxation office i.e. wage tax		DM 3,539.13
	Value on 31.12.1999		DM 75,135.05
7.	Reserves		DM 1,073.700.--
		(31.12.1998:	DM 21,285.--)
	a) Reserves for pensions		DM 4,658.--
		(31.12.1998:	DM 2,285.--)

Pension expectancy for the benefit of the chief executive on the basis of the assurance granted on 30.07.1998.

	b) Provisions for taxes		DM 1,039.042.--
		(31.12.1998:	DM 0.--)

	c) Other reserves		DM 30,000.-- ================
		(31.12.1998:	DM 19,000.--)
		Composed of:	
	Preparation of annual financial statement		DM 10,000.--
	Audit and disclosure of the annual financial statement		DM 10,000.--
	Outstanding invoices		DM 10,000.--
	Value on 31.12.1999		DM 30,000.--

According to our examination no further reserves are to be formed.

12.	Stockholders' equity		DM 5,546,668.83
		(31.12.1998:	DM 1,480,166.80)
	a) Subscribed capital		DM 2,000,000.--
		(31.12.1998:	DM 1,625,000.--)
	Carried forward 01.01.1999		
	325,000 bearer shares of DM 5.-- each.		DM 1,625,000.--
	Capital increase according to the resolution of the General Meeting of 21.01.1999, 75,000 bearer shares of DM 5.-- each		DM 375,000.--
	Value on 31.12.1999		DM 2,000,000.--

On 31.12.1999, 285,000 bearer shares (= DM 1,425,000.--) of the stated capital fall to Henry Littig and 115,000 bearer shares (= DM 575,000.--) to "The Bank of New York" as depositor of the ADRs.

Pursuant to the resolution of the General Meeting of 22.03.2000, the Managing Board was authorised to increase the capital stock by 200,000 bearer shares

(DM 1,000,000.--)

	b) Capital reserves		DM 2,625,000.--
		(31.12.1998:	DM 0.--)

The capital reserves fall to the offering premium when issuing the ADRs in business year 1999 (comp. Enclosure No. 6).

	c) Balance-sheet profit/loss		DM 921,668.83
		(31.12.1998:	- DM 144,833.20)
		Development:	
	Profit brought forward 01.01.1999		- DM 144,833.20
	Annual surplus 1999		DM 1,066,502.03
	Balance-sheet profit 31.12.1999		DM 921,668.83
	- conforming with Form 3 -		

B. Notes on the profit and loss account for the business year from 01.01. to 31.12.1999

1.	Interest income from		
	a) Lending and money-market business		DM 6,452.03
		(Part accounting year 1998:	DM 19,344.16)
	Interest on clearing account HPM GmbH		DM 3,345.28
	Credit interest on current accounts		DM 3,106.75
	Total		DM 6,452.03
2.	Interest expenditure		DM 1,323.43
		(Part accounting year 1998:	DM 0.--)
	- Interest on current accounts, tax interest, etc. -		
3.	Current income from		
	a) Shares and other non-fixed-income securities		DM 37,340.80
		(Part accounting year 1998:	DM 0.--)
	c) Investments in connected enterprises		DM 0.--
		(Part accounting year 1998:	DM 140,195.57)

- Monetary items - in the previous year HPM Portfolio Management GmbH, income from the period before the integrated inter-company relation with tax unity.

4.	Income from profit transfer agreement	DM 2,328,696.62
	(Part accounting year 1998:	DM 327,123.79)

HPM Portfolio Management GmbH, profit transfer due to the agreement between interlocking companies of 30.12.1998.

10.	General administrative expenses		DM 147,895.48
	(Part accounting year 1998:		DM 61,496.72)
	a) Personnel costs	1999 DM	1998 (Part accounting year) DM
	aa) Wages and salaries	43,330.20	13,541.67
	ab) Statutory welfare contributions and expenses for pension plans and support	2,373.--	2,285.--
	hereof for pension plans DM 2,373.-- (Prev. year DM 2,285.--)		
	Sum a)	45,703.20	15,826.67
	b) Other administration costs		
	Supervisory board remuneration, rent and	5,000.--	2,500.--
	Service costs	30,000.--	12,500.--
	Contributions	250.-	750.--
	Other details	3,369.58	2,017.04
	Advertising costs, etc.	9,481.69	7,134.48
	Legal and consultancy costs	17,182.79	1,150.--
	Costs for accounting	3,974.38	1,500.--
	Closing and auditing costs	31,750.60	17,500.--
	Additional expenses for monetary transactions	1,183.24	618.53

12. Other expenditure for business operations DM 93,710.46
(Part accounting year 1998: DM 570,000.--)

Concerned here are share-issue costs in connection with the ADR issue. The amount of the previous year fell completely to HPM Portfolio Management GmbH.

19. Income from ordinary business activity

DM 2,129,560.08
(Part accounting year 1998: - DM 144,833.28)

23. Taxes on income and profit

DM 1,063,058.05
(Part accounting year 1998: DM 0.--)

Composition:

Corporation tax	DM 738,331.--
Additional charge for solidarity	DM 40,608.05
Trade tax	DM 284,119.--
Total	DM 1,063,058.05

The corporation tax is assessed at a taxable income of DM 1,845,825.-- and tariff burden of 40 %. The additional solidarity charge is 5.5 % of the corporation tax burden of DM 738,331.--.

The profit tax results from a debt balance carried forward from 1998 of DM 610,903.-- on the basis of the trading profit amount of DM 1,235,400.-- and a base value of DM 61,770.-- , applying the tax rate for Düsseldorf of 460 %.

26.	Annual surplus/deficit		DM 1,066,502.03
		(Part accounting year 1998:	- DM 144,833.20)
27.	Loss carried forward		- DM 144,833.20
		(Part accounting year 1998:	DM 0.--)
31.	Balance-sheet profit/loss		DM 921,668.83
		(Part accounting year 1998:	- DM 144,833.20)
	- conforming with balance sheet -		

Enclosure No. 8

Terms and Conditions

for

Auditors and Audit Companies

of January 1, 1999

1. Scope

(1) These terms and conditions apply to contracts between auditors or audit companies (hereinafter collectively called "auditors") and their clients in respect to audits, advice and other engagements, insofar as nothing else has been agreed to explicitly in writing or is imperatively required by law.

(2) Should, in exceptional cases, an agreement be made between the auditor and persons other than the client, such third parties will also be subject to the regulations under section 9.

2. Extent and implementation of the assignment

(1) The object of the assignment will be the performance agreed on and not a specific economic gain. The assignment is to be performed with proficiency and due professional care. The auditor has the right to engage professionals to carry out the assignment.

(2) No consideration will be given to foreign law, with the exception of operational audits, unless specifically agreed to in writing.

(3) The assignment will not include, unless focused on this, examinations concerning the abidance of tax laws or special regulations, e.g. price regulations, restraints of competition or management and control rights; the same applies to decisions on claims for subsidies, bonuses or other privileges. The performance of an assignment will only include auditing activity if it specifically serves for detecting an account book fraud or other irregularities, if there are grounds for it during the audit, or if there is a specific written agreement on it.

(4) If any legal positions should change after completion of the audit the auditor will not be obliged to indicate changes, or consequences resulting from these, to the client.

3. Duty of the client to provide clarification

The client is obliged, without specific request from the auditor, to supply all the necessary documents required for performing the assignment in good time, and to inform the auditor of all business activities and circumstances which could be of importance for performing the assignment. This also applies to all papers, business activities and circumstances that do not become known until during the auditor's assignment.

(2) The auditor may require a written liability certificate from the client about the completeness of the presented documents and the information and explanations, formulated in the wording stipulated by the auditor.

4. Assurance of independence

The client assures that any actions are prevented which might endanger the independence of the auditors' staff. This applies in particular to offers of appointment, and offers to carry out assignments for own account.

5. Reporting and oral information

If the auditor is to present the results of his assignment in writing, only the written report is then applicable. The typical assignment will result in a written report unless any agreement to the contrary has been made. Any other information, whether given orally, or by the auditors' staff, will not be binding at any time.

6. Protection of the auditors' intellectual property

The client assures that any certificates, organisational charts, drafts, drawings, lists and calculations, especially calculations of amounts and costs drawn up by the auditor will be used exclusively for his own purposes.

7. Transmission of an auditor's professional statement

(1) The transmission of an auditor's professional statement (reports, certificates, etc.) to third parties shall require written permission by the auditor, unless permission for transmission to certain third parties ensues from the assignment contract.

The auditor is only liable to a third party (within the scope of No. 9), if the conditions of section 1 apply.

(2)The use of an auditor's professional statement for advertising purposes is not permissible; any violation entitles the auditor to terminate all the client's assignments without notice that have not been carried out.

8. Correction of errors

The client can expect the auditor to correct any possible errors. Only failure to make improvements entitles the client to a reduction of fees or cancellation of the contract. In cases where the client is a businessman within the scope of his commercial activities, a legal person of the public law or, a public law entity with special funds, the client shall not be entitled to a cancellation of contract unless the rendered services are of no interest to him due to the failure of improvements being made. In the case of additional claims for damages section 9 is applicable.
(2) The claim for correction of errors must be made immediately by the client in writing. Claims in conformity with section 1, sub-section 1 become statute-barred 6 months after completion of the services rendered by the auditor.

(3) Obvious errors, e.g. spelling mistakes, arithmetical mistakes or insufficiency of form for an auditor's professional statement (report, certificate, etc.) may be corrected by the auditor at any time, also for third parties. Material misstatements which might affect the results of the auditor's professional statements, entitle the former to retract statements made, also with respect to third parties. In any of the above-mentioned cases the client is to be consulted beforehand, if possible, by the auditor.

9. Liabilities

(1) *Statutory audits are subject to the limitations of liability in accordance with section 323, sub-section 2 HGB.*

(2) Liability *for negligence: Single claims*

The auditor accepts personal, joint and several liability for claims for damages of all kinds whereby any single claim caused by negligence in accordance with section 54 a, subsection 1 No. 2 WPO is limited to DM 8 million; this will also apply for liabilities to persons other than the client. A single claim constitutes the sum of the claims for damages of all claimants, resulting from one and the same professional error (violation). All the violations during one audit or, any other unified performance (any professional activity or set of activities combined by subject matter to a unified performance) by a person or several persons shall also be regarded as a single claim. However, the auditor accepts liability for damages caused within the scope of several similar audits or, similar unified performances, due to several violations stemming from the same professional error, of up to GDM 10 million only, irrespective of whether the damage was caused by violations in one and the same year or, over several consecutive years. The limitation of GDM 10 million is not applicable for statutory audits.

(3) *Preclusive periods*

Claims can only be made within a preclusive period of 12 months after the claimant has become aware of the damage, and the event leading to claims for damages, at the latest, however, within a period of 5 years after the event leading to claims for damages. A claim expires if legal proceedings are not brought against the written refusal of indemnification within 6 months of its issue, providing the client had been informed about the consequences. This will not affect the right to plead the statute of limitation. Sections 1 to 3 also apply to statutory audits with statutory limitation of liability.

10. Supplementary conditions for audit assignments

(1) A subsequent amendment or abbreviation of the audited financial statements or status report, and the issued audit opinion for them, is subject to written permission by the auditor, even if a publication does not take place. If the auditor has not issued an audit opinion, any referral to the audit in the company's status report or other parts determined for publication, are subject to written permission by the auditor and only formulated in the wording stipulated by the auditor.
(2) Should the auditor revoke the audit opinion, it may not be used any longer. If the client has already made use of the audit opinion, he has to announce the revocation at the auditor's request.

(3) The client is entitled to 5 copies of the report. Additional copies are billed separately.

11. Supplementary conditions for assistance in tax matters

(1) The auditor is entitled to assume that the facts, and in particular the figures stated by the client are correct and complete, and may base advice on individual tax matters, as well as regular consultations, including accounting engagements, on these. He is, however, obliged to point out errors to the client.
(2) Tax consulting engagements do not include actions requiring time limits to be kept to, unless the auditor has been specifically engaged for this.
In this case the client is to provide the auditor with any documents that are essential for keeping to time limits in good time, in particular tax assessments, so that the auditor has adequate time for preparing his opinion.
(3) For lack of other written agreements regular tax consultation includes the following activities during the contractual period:

a) Preparation of annual tax returns for income tax, corporation tax and trade tax as

During the performance of the above-mentioned tasks the auditor takes essential promulgated laws and administrative views into consideration.

(4) In the case of the auditor receiving a flat fee for the current tax consultation, the services - for lack of other written agreements - stated under section 3 d) and e) are to be billed separately.

(5) Any dealings with specific individual matters of income tax, corporation tax, trade tax, valuation of economic units, net worth tax and other matters of turnover tax, wage tax, other taxes and duties are subject to separate assignments. This also applies to:

a) The processing of one-off tax matters, e.g. inheritance tax, capital transfer tax, land transfer tax,
b) The involvement and representation in legal proceedings in law courts for fiscal and administrative jurisdiction and criminal tax proceedings and
c) Advisory services and submitting expert opinions in connection with re-organisation, fusion, capital increase and decrease, re-capitalisation, appointment or resignation of a partner, sale of a business, liquidation, etc.

(6) Insofar as preparing the annual turnover tax returns is taken on as an additional service, it does not include the examination of any special accounting requirements or the question as to whether all the applicable turnover tax concessions have been observed. No guarantee is given for complete document acquisition with respect to claiming a turnover tax deduction.

12. Duty of discretion to third parties, data protection

(1) The auditor is committed by law to maintain silence about any facts becoming known to him during his assignment by the client - to maintain silence, regardless of whether the client himself, or his business contacts are concerned, unless the client has released him from this professional pledge of secrecy.

(2) The auditor may only hand over reports, certificates and other written statements on the results of his assignment to third parties with the client's permission.

(3) The auditor is entitled to process personal data entrusted to him or have it processed by third parties for the purposes of the client's intended assignment.

13. Default in acceptance and client's failure to co-operate

If the client is in default in accepting the performance provided by the auditor or, if the client fails to co-operate as stated in section 3, or otherwise, the auditor has the right to terminate the contract without notice. The auditor is entitled to claim for compensation for the additional expenses resulting from the client's default or failure to co-operate and for the damages caused; this shall also be applicable even if the auditor does not make use of his right of notice.

14. Remuneration

(1) The auditor is entitled to reimbursement of his expenses in addition to his fees or honorarium; turnover tax is charged additionally. He may ask for adequate advances on his remuneration and reimbursement of expenses and make the rendering of his services dependent on the full satisfaction of his claims. Several clients are jointly and severally liable.

(2) Offsetting against the auditor's claims for remuneration and the reimbursement of expenses is only acceptable for undisputed or legally ascertained claims.

15. Retention and surrender of documents

(1) The auditor shall retain for seven years any documents handed over to him or, drawn up by him in connection with his execution of the assignment, as well as any correspondence in connection with the assignment.

(2) After satisfaction of his claims for the assignment, the auditor, if requested by the client, is to hand over all the documents received from or for the client for his activity relating to the assignment. This, however, does not apply to the correspondence between the auditor and his client, or the documents that the latter already possesses as an original or copy thereof. The auditor may make and keep copies or photocopies of the documents returned to the client.

16. Jurisdiction

The assignment, its performance and any claims arising therefrom, are subject exclusively to German Law.